News Release (Q3-04-16)	November 22, 2004

YAMANA ANNOUNCES COMPLETION OF FEASIBILITY STUDY AND CONSTRUCTION DECISIONS

YAMANA GOLD INC. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to announce the following:

    •    Completion of final feasibility study for its São Francisco Gold Project
    •    A 20% increase in reserves at São Francisco
    •    Construction decision at São Francisco for start-up of operations in 2005
    •    Construction decision at its Chapada Gold-Copper Project for start-up of operations in early 2007
    •    Potential for further upside at São Francisco and São Vicente

SAO FRANCISCO FEASIBILITY STUDY AND RESERVE ESTIMATE

The following is a summary of the final feasibility study for Yamana’s Sao Francisco gold project in Mato Grosso State, Brazil. The feasibility study and capital and operating cost estimates were prepared by Kappes Cassiday Associates (KCA) and incorporates specific data supplied by Independent Mining Consultants, Inc. (IMC), GeoSystems International (GSI), Francis Pitard Sampling Consultants (FPSC), SEI Consultoria & Projeto S/C (SEI) and Homero Delboni and Jock Y. Clark. The resources model was updated by GSI and the new reserve estimate and mine plan were prepared by IMC.

• Reserves
      •   Proven and probable reserves at Sao Francisco have increased by 20% to 1,038,000 ounces from the previous estimate of 865,000 ounces summarized as follows.

Mineral Reserve Estimates

	Ore	Gold Grade,	Contained
Ore Source	Ktonnes	g/t Au	Au, Koz

Main Ore
Proven Mineral Reserve	8,928	0.999	286.8
Probable Mineral Reserve	18,728	0.998	600.9

Total Main Ore	27,656	0.998	887.7

ROM Ore
Proven Mineral Reserve	6,762	0.231	50.2
Probable Mineral Reserve	13,414	0.233	100.5

Total ROM Ore	20,176	0.232	150.7

Total Mineral Reserve	47,832	0.675	1,038.4

[1]    Average cut-off grade used for main ore was 0.32 g/t; [2] Cut-off grade for run-of-mine ore ranged from 0.16 g/t to 0.32 g/t

•	Total measured and indicated resources at Sao Francisco, including the above reserves, total 1,188,000 ounces (40.0 million tonnes at 0.923 g/t assuming a 0.3 g/t cutoff). Additional inferred resources amount to 25.2 million tonnes at an average grade of 0.66 g/t assuming a 0.3 g/t cutoff.

• Economic Parameters

•	At a 5% discount and a US$375/oz gold price, the after-tax NPV is US$50.2 million increasing to US$69 million with a 10% increase in the assumed gold price to US$412.50 per ounce gold.

•	After-tax internal rate of return of approximately 29.8% increases to 37.6% at US$412.50 per ounce gold.

•	Capital payback occurs in year 3 (after-tax basis).

• Capital Costs

•	Capital expenditures summarized as follows.

	US million

Mining (including pre-production development)	$14.2
Plant, Utilities and Facilities (net of tax rebates)	$27.1
EPCM and Owner Costs	$1.8
Contingency	$3.0

Total	$46	.1 million

•	Life-of-mine (LOM) capital costs are projected at approximately US$67 per recovered ounce. This assumes no additional ounces that may be recovered from potentially higher actual grades.

•	Working capital requirements are expected to be US$1.9 million.

•	Yamana highlights that capital costs accommodate a much larger operation than originally contemplated in prior studies, mining as much as 25 million tonnes of material per year. The mining approach adopted in the feasibility study accommodates the high grade coarse gold nature of the deposit.

•	Capital costs now also include items that enhance overall project economics, the most notable of which are the power line to connect to the national grid, a high grade crushing circuit to accommodate the potential for higher grade ore than indicated in the reserve estimate, and a front end gravity processing circuit.

• Operating Costs

•	Average LOM total operating costs, including refining and G&A, are projected to be US$3.58 per tonne of ore (main ore and ROM ore) and include the following:

o	mining costs of approximately US$0.53 per tonne of material or US$1.83 per tonne of ore based on an average stripping ratio of 2.44 to 1;

o	processing costs, including laboratory services and support, of US$1.42 per tonne of ore;

o	G&A and ongoing environmental costs of US$0.22 per tonne; and

o	transport, refining and freight costs of US$0.11 per tonne.

•	LOM cash operating costs including sales royalty tax are projected to be US$212 per ounce gold. For the first three years, cash operating costs are projected to average US$202 per ounce gold.

•	Net sustaining capital costs amount to US$8.5 million over a 7.5 year mine life.

• Operating Parameters and Mining Plan

•	Up to 25 million tonnes of material will be mined per year to produce 4.0 million tonnes per year for the crushing and gravity concentration circuits, and up to 4.3 million tonnes of ROM ore.

•	Three processing streams: i) high grade ore – mine, four stage crush, jig and leach tails; ii) average grade ore – mine, three stage crush, jig and leach tails; and iii) marginal ore – mine, no crushing, leach on dedicated pads.

•	Grades as follows: average of 1.0 g/t for main ore (an increase from 0.81 g/t in past estimates); average of 0.23 g/t for ROM ore.

•	Mine is expected to produce an average of 108,666 ounces per year for a total of 815,000 ounces over the 7.5 year mine life (up 17% from previous estimate of 697,000 ounces).

•	Projected recoveries average 80% for average and high grade ore and 71% for marginal ore.

•	The mine will be operated by Yamana on an owner-operator basis.

• Existing Infrastructure

•	Access is available by state and internal roads and by air at an onsite air strip.

•	Buildings including shops, warehouses, offices and a sample preparation and process control laboratory.

•	Homes, dormitories, a school, a maintenance garage, laboratory and other basic facilities at neighbouring Sao Vicente project.

•	Pilot processing plant on site.

•	Water is readily available from nearby sources.

• General Overview

•	This positive feasibility study is an update to a prior preliminary study completed by Watts, Griffis and McOuat Limited in July, 2003 and to a feasibility study prepared by KCA in August, 1997.

•	Financial assumptions include a foreign exchange rate of 3.0 Reals per 1.0 United States dollar.

•	The feasibility economic analysis incorporates an effective tax rate of less than 10% for the life of the project. Tax incentives that are in place in the State of Mato Grosso and conventional tax and corporate structures commonly available to mining companies in Brazil reduce the overall tax rate to this level.

•	Capital and operating costs are based on contractor and supplier bids and quotations supplied directly to KCA or to third parties hired by KCA and on internal KCA data.

•	The feasibility study was prepared by KCA under the direction of Bob Rose and Michael Cassiday. The mining plan and capital and operating cost estimates for mining were provided by IMC. The IMC report has been incorporated into the KCA feasibility study. The IMC report was prepared by Michael Hester. Michael Cassiday and Michael Hester are Independent Qualified Persons as defined by National Instrument 43-101.

CONSTRUCTION DECISIONS

Yamana is pleased to announce that formal construction decisions for Sao Francisco and Chapada have been made. The feasibility study for Chapada, Yamana’s gold-copper project, was completed in July, 2004 as previously announced. With construction now underway, Yamana plans to be in production at Sao Francisco by the fourth quarter of 2005 and at Chapada in early 2007. Yamana has two mines in production at the present time with annual production of approximately 135,000 ounces per year.

FURTHER UPSIDE AT SAO FRANCISCO AND SAO VICENTE

Upside at Sao Francisco includes:

•	The potential for actual mined grade to exceed feasibility reserve grade resulting in more gold being recovered than contemplated in the feasibility study. Evidence from recent bulk sampling has indicated that the drill indicated reserve grade for Sao Francisco may be significantly underestimated. The KCA feasibility study quotes GSI, who was responsible for preparation of the resource model and report in connection with the preparation of the feasibility study, as follows: “There is ample evidence, from surface and underground bulk sampling, that in situ grade is much higher than that represented by the drill holes.” GSI further states that, “for the higher-grade zone, the grade could be twice what is currently predicted. There is less information about the lower-grade zones, although it is reasonable to expect similar biases.”

•	Further upgrade of measured, indicated and inferred resources to reserves from further in-fill drilling.

•	Further potential along strike to the north and primarily to the south of the known deposit and at depth where high grade zones have been identified. The feasibility study refers to the GSI resource report and states, “there are still significant resources delineated below 500 metres and some potential for along-strike extension of a deeper, higher-grade zone to the south”.

Yamana believes that this represents significant upside for the project that is not included in the current mine plan or economic parameters of the project. On the basis of an assumed 20% increase in actual mined grade as compared to reserve grade, and without any additional upside, the NPV of the project would increase by approximately 75% to US$88 million at US$375 per ounce gold. A 50% increase in actual mined grade would increase the NPV to US$143 million at US$375 per ounce gold.

An update to the mine plan for Sao Vicente is also underway. To date, Yamana has considered treating Sao Vicente on a combined basis with Sao Francisco. Proven and probable reserves at Sao Vicente are currently estimated at 161,000 ounces (5.22 million tonnes at 0.96 g/t), and projected production totals 141,000 ounces. Yamana is further evaluating whether or not the reserves at Sao Vicente can be increased. Depending on the outcome of this further evaluation, Sao Vicente may be considered on a stand-alone basis. Yamana also intends to carry out an exploration program at Sao Vicente as there is evidence similar to Sao Francisco of a higher grade zone at depth.

GENERAL COMMENTS

Commenting on the foregoing, Peter Marrone, the President and Chief Executive Officer, stated, “We are pleased with the positive results of the feasibility study for Sao Francisco. This project has a robust after-tax IRR of 30% at a modest gold price of US$375 per ounce. Now that Yamana has completed its recent equity financing, we are pleased to announce a formal production decision for Sao Francisco and Chapada. Further, we are now working on an update to the neighbouring Sao Vicente mine plan and hope to be able to improve the project even further with increased reserves and an accelerated production schedule. As it currently stands, we expect to be able to produce approximately 950,000 ounces of gold from the two deposits at a cash cost of under $210 per ounce. This is before taking into consideration any improvement in grade that we may encounter once mining has commenced. Further upside would result from additional in fill and exploration drilling. With construction now underway on these projects and production from our two mines, our planned gold production will significantly increase in 2005 and over the following two years, added to which will be copper production starting in 2007. In addition, we are committed to an extensive exploration program on our more than 900,000 hectares of highly prospective mineral concessions in Brazil.”

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Yamana also holds gold exploration properties in Argentina. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact:

Peter Marrone	Antenor Silva
President & Chief Executive Officer	Chief Operating Officer
(416) 815-0220	(416) 815-0220
E-mail: investor@yamana.com	E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.